EXHIBIT 99.4

                                 [RETALIX LOGO]



Investor Relations Contact           Public Relations Contact - USA
Allan E. Jordan                      Kerry Vance
The Global Consulting Group          GolinHarris, New York
+1-646-284-9400                      +1-212-373-6000
ajordan@hfgcg.com                    kvance@golinharris.com


Public Relations Contact - International
Motti Gadish
Retalix Ltd.
+972-9-776-6611
Motti.Gadish @retalix.com

      Retalix Joins IBM's ISV Advantage Initiative to Help SMB Customers in
                     the Retail and Distribution Industries

       Companies Collaborate to Offer Open, e-business On Demand Solutions

Dallas, Texas, May 30, 2006 - Retalix(R) (Nasdaq: RTLX), a global provider of enterprise-wide software solutions for food retailers and distributors, has joined IBM's ISV Advantage Initiative, a program designed to provide independent software vendors (ISVs) with technical and marketing support to help meet the specific information technology needs of small and medium business (SMB) companies.

Retalix solutions are installed in supermarkets, convenience stores, fuel stations, and quick service restaurants, as well as in distribution organizations serving the foodservice, grocery, convenience, and fast moving consumer goods industries. Retalix offers a full portfolio of software applications that automate essential retailing, distribution, and supply chain operations. These applications enable users to increase operating efficiencies, while improving customer acquisition, retention, and profitability.

Enabling the Retalix InSync(TM) and Retalix Power Enterprise(TM) software portfolios on IBM's Websphere and DB2 platforms will help Retalix expand into the SMB market more quickly and effectively. The IBM Websphere and DB2 families include products that are designed and priced specifically for small and medium businesses -- easy to install and manage, scalable to grow with a business, rich in functionality, and based on open standards to allow integration with existing software and hardware platforms.

"The simplicity and scalability of IBM's middleware software suite, complement our solutions and suit our customers' needs" said Victor Hamilton, President and CEO of Retalix USA, Inc "Customers will benefit from all of the upfront enablement that we have done to streamline the deployment of our software on IBM middleware products."

"Medium-sized retail and distribution providers are increasingly looking for solutions that can improve operations and reduce costs," said Buell Duncan, General Manager, ISV and Developer Relations at IBM. "Retalix's industry leading applications coupled with IBM's open and integrated middleware platforms provide a total solution for institutions who want to increase efficiencies and better utilize existing IT operations to help retailers manage essential supply chain operations more effectively."

Retalix will also work closely with IBM to expand its visibility in target vertical industries through various co-marketing and sales activities.

ISV Advantage is administered by PartnerWorld, the developer resource for IBM Business Partners. It is a worldwide program designed to help software developers reach broader markets, lower their costs of doing business, and take their products to market faster. For more information, visit http://www.ibm.com/partnerworld, or call 1-800-426-9990 in North America, 1-770-863-2048 outside North America.

About Retalix

Retalix is an independent provider of enterprise-wide software solutions to retailers and distributors worldwide. With more than 34,000 sites installed across 50 countries, Retalix solutions serve the needs of multi-national grocery chains, convenience and fuel retailers, food service operators, food and consumer goods distributors and independent grocers. The Company offers a full portfolio of software applications that automate and synchronize essential retailing, distribution and supply chain operations, encompassing stores, headquarters and warehouses. Retalix develops and supports its software through more than 1,300 employees in its various subsidiaries and offices worldwide. The company's International headquarters are located in Ra'anana, Israel, and its American headquarters are located in Dallas, Texas.

Retalix on the web: www.retalix.com

Retalix, Retalix InSync and Retalix Power Enterprise are registered trademarks or trademarks of Retalix Ltd. in the United States and/or other countries. IBM, the IBM Business Partner emblem, DB2, DB2 Universal Database, PartnerWorld and WebSphere are trademarks or registered trademarks of IBM Corporation in the United States, other countries, or both.

Safe Harbor for Forward-Looking Statements: Except for statements of historical fact, the information presented herein constitutes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and U.S. federal securities laws. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Retalix, including revenues, income and expenses, to be materially different from any future results, performance or achievements or other guidance or outlooks expressed or implied by such forward-looking statements. Such factors include risks relating to Retalix's anticipated future financial performance and growth, continued roll-outs with existing customers, continued interest in Retalix's new platforms, the perception by leading retailers of Retalix's reputation, the potential benefits to food and fuel retailers and distributors, expansion into new geographic markets, and other factors over which Retalix may have little or no control. This list is intended to identify only certain of the principal factors that could cause actual results to differ. Readers are referred to the reports and documents filed by Retalix with the Securities and Exchange Commission, including Retalix's Annual Report on Form 20-F for the year ended December 31, 2004, for a discussion of these and other important risk factors. Retalix undertakes no obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.


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